PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
SAN DIEGO SCOTTSDALE
SILICON VALLEY WASHINGTON D.C.

July 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kyle Wiley Jennifer Thompson

Re:	LOGIQ, INC. Form 10-K for the Fiscal Year Ended December 31, 2022 File No. 000-51815

Ladies and Gentlemen:

On behalf of our client, LOGIQ, INC. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 28, 2023, relating to Item 9C of the Company’s Annual Report on Form 10-K (File No. 000-51815) for the fiscal year ended December 31, 2022 (the “Form 10-K”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. All page references or capitalized terms herein correspond to the page of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 40

1.	We note your statement that you reviewed the public filings of your shareholders, your material contracts, and the membership of your board of directors in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

In response to the Staff’s comment, the Company supplementally advises the Staff that, in addition to the material contracts, public filings of shareholders and membership of the board of directors, the Company reviewed its registered stockholder list for any control parties and did not locate any such parties. The Company noted two holders with 5%+ stockholdings. Those stockholders were listed in the Form 10-K in the section “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” with 5.4% and 5.2% ownership, respectively. The Company also reviewed such stockholders’ publicly filed Schedule 13D filings. In both filings, the stockholders in question independently confirm they are not part of a group and have no intent to change or influence control of the issuer. One such stockholder is listed as a Hong Kong citizen with a Hong Kong residency and the Company requested and received confirmation from that stockholder that it had no nexus to a governmental entity in mainland China or Hong Kong. No other registered stockholders have concentrated control positions based on the Company’s review of the information available. As such, an independent third party certificate, affidavit or other verification was not deemed necessary to make the statements provided by the Company in its Form 10-K.

Securities and Exchange Commission

July 31, 2023

2.	We note your disclosure provided in connection with your required submission under paragraph (a) addresses ownership or control by "a governmental entity in mainland China." However, we note your auditors are located in Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as mainland China.”

In response to the Staff’s comment, the Company supplementally advises the Staff that all of its disclosures and responses apply to Hong Kong as well as mainland China and it expressly confirms there is no ownership or control by governmental entities in either foreign jurisdiction.

***

Please direct any questions regarding the Company’s response to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:	Brent Suen, Logiq, Inc.